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                              May 17, 2021

       Xueyuan Weng
       Chief Executive Officer
       Golden Sun Education Group Limited
       Profit Huiyin Square North Building
       Huashan 2088, Unit 1001
       Xuhui District, Shanghai, China

                                                        Re: Golden Sun
Education Group Limited
                                                            Registration
Statement on Form F-1
                                                            Filed May 7, 2021
                                                            File No. 333-255891

       Dear Mr. Weng:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form F-1

       General

   1.                                                   With respect to the
legal opinions and related disclosure:
                                                            Please revise the
Material Income Tax Consideration -- Cayman Islands Taxation
                                                            section of the
prospectus to state that it is the opinion of Ogier. In this regard, we note that Exhibit
5.1 is intended to serve as a short-form taxation opinion. Refer to
                                                            Section III.B.2 of
Staff Legal Bulletin No. 19.
                                                            Please revise the
Material Income Tax Consideration -- People's Republic of China
                                                            Enterprise Taxation
section of the prospectus to state that it is the opinion of Zhong
                                                            Lun Law Firm. In
this regard, we note that it appears that Exhibit 8.1 is intended to serve as a
short-form taxation opinion. Refer to Section III.B.2 of Staff Legal
 Xueyuan Weng
Golden Sun Education Group Limited
May 17, 2021
Page 2
              Bulletin No. 19.
                Tell us why you believe it is appropriate not to provide a tax opinion with respect to the discussion in the Material Income Tax Consideration -- United States Federal
              Income Taxation section of the prospectus. Refer to Item 601(b)(8) of Regulation S-
              K.
                Please confirm that you intend to file an opinion regarding the legality of the warrants being registered on the registration statement. Refer to Item 601(b)(5) of Regulation
              S-K.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Abe Friedman at 202-551-8298 or Rufus Decker at 202-551-3769 if
you have questions regarding comments on the financial statements and related matters. Please contact Donald Field at 202-551-3680 or Lilyanna Peyser at 202-551-3222 with any other questions.



FirstName LastNameXueyuan Weng                                  Sincerely,
Comapany NameGolden Sun Education Group Limited
                                                                Division of
Corporation Finance
May 17, 2021 Page 2                                             Office of Trade
& Services
FirstName LastName